Contact:

MEDIA
Jean-Marc Podvin	Tony Plohoros
33-1-53-77-42-23	609-252-7938
jean-marc.podvin@sanofi-aventis.com	tony.plohoros@bms.com

INVESTORS
Sanjay Gupta	John Elicker
33-1-53-77-45-45	212-546-3775
sanjay.gupta@sanofi-aventis.com	john.elicker@bms.com

PLAVIX® LITIGATION SETTLEMENT FAILS
TO RECEIVE ANTITRUST CLEARANCE
FROM STATES ATTORNEYS GENERAL

     Paris, France and New York (July 28, 2006) - Sanofi-aventis (Paris Bourse: EURONEXT: SAN; and New York: NYSE: SNY) and Bristol-Myers Squibb (New York: NYSE: BMY) (“companies”) today announced that their agreement, as amended, with Apotex Inc. and Apotex Corp., (“Apotex”) to settle the patent infringement lawsuit pending between the parties in the U.S. District Court for the Southern District of New York has failed to receive required antitrust clearance from the state attorneys general. The lawsuit relates to the validity of a composition of matter patent for clopidogrel bisulfate (the ‘265 patent), a medicine made available in the United States by sanofi-aventis and Bristol-Myers Squibb as PLAVIX®. When sanofi-aventis and Bristol-Myers Squibb initially announced the settlement on March 21, 2006, the companies said that there was a significant risk that required antitrust clearance would not be obtained.

     The agreement also required the approval of the Federal Trade Commission (“FTC”). The FTC has not yet advised the companies of its decision. However, the agreement requires the approval of both the FTC and the states attorneys general to become effective. The originally scheduled trial date for the litigation between the companies and Apotex had been suspended pending possible finalization of the proposed settlement. A new trial date has not yet been established. As previously disclosed, sanofi-aventis and Bristol-Myers have filed patent infringement claims against three other generic pharmaceutical companies with respect to the ‘265 patent.

     As previously disclosed, the companies learned earlier this week that the Antitrust Division of the United States Department of Justice is conducting a criminal investigation regarding the proposed settlement. It is not possible at this time reasonably to assess the outcome of the investigation or its impact on the companies.

     It is also not possible at this time reasonably to assess the outcome of the Plavix litigation, including the Apotex matter, or the timing of potential generic competition for PLAVIX®. Apotex announced in January 2006 that it had received final approval of its aNDA for clopidogrel bisulfate from the FDA. As a result, Apotex could launch a generic clopidogrel product at its risk.

     Under the terms of the agreement, Apotex may be eligible to receive a reimbursement payment from the companies for certain short-dated inventories of Apotex's clopidogrel bisulfate product, the amount, if any, of which has not been quantified. Any payment to Apotex will be paid 50% by sanofi-aventis and 50% by Bristol-Myers Squibb. As previously disclosed, each of the companies recorded reserves in the amount of $20 million in the first quarter of this year. It also is not possible reasonably to estimate the impact of the PLAVIX litigation on sanofi-aventis and Bristol-Myers Squibb. However, loss of market exclusivity of PLAVIX® and the subsequent development of generic competition would be material to sanofi-aventis’ and Bristol-Myers Squibb’s sales of PLAVIX® and results of operations and cash flows, and could be material to sanofi-aventis’s and Bristol-Myers Squibb’s financial condition and liquidity.

     The companies intend to vigorously pursue enforcement of their patent rights in PLAVIX®.

About Sanofi-Aventis

     Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines.

About Bristol-Myers Squibb

     Bristol-Myers Squibb is a global pharmaceutical and related health care company whose mission is to extend and enhance human life.

Statements on Cautionary Factors

     Sanofi-aventis

     This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include risks that may arise from the Department of Justice’s criminal investigation as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in sanofi-aventis' annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

     Bristol-Myers Squibb

     This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding Bristol-Myers Squibb's future operating performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. Bristol-Myers Squibb cannot predict the outcomes of the Plavix litigation or the U.S. Department of Justice’s criminal investigation. For further details and a discussion of these and other risks and uncertainties, see Bristol-Myers Squibb's periodic reports, including current reports on Form 8-K, quarterly reports on Form 10-Q and those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in the annual report on Form 10-K for the year ended December 31, 2005, furnished to and filed with the Securities and Exchange Commission. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.